UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

DEMANDWARE, INC.

(Name of Subject Company)

DEMANDWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24802Y105

(CUSIP Number of Class of Securities)

Thomas D. Ebling

President and Chief Executive Officer

Demandware, Inc.

5 Wall Street

Burlington, Massachusetts 01803

(888) 553-9216

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark G. Borden

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Demandware, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Dynasty Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $75.00 per share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 10, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the fourth sentence of the first paragraph under the subsection heading entitled “United States Regulatory Approvals” on pages 37-38 of the Schedule 14D-9 as follows:

“The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on June 8, 2016, and on June 17, 2016, the Company and Parent received notice that the FTC granted early termination of the applicable waiting period. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Joint Press Release issued by Parent and the Company on June 20, 2016 (incorporated by reference to Exhibit (a)(5)(iii) to Amendment No. 1 to the Schedule TO filed with the SEC on June 20, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEMANDWARE, INC.

By:	/s/ Thomas D. Ebling

	Name:	Thomas D. Ebling

	Title:	President and Chief Executive Officer
(Principal Executive Officer)

Dated: June 20, 2016

2